Exhibit 2

TRANSACTIONS

The following table sets forth all transactions with respect to Common Stock effected in the past 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 21, 2020. All such transactions were sales of Class A Common Stock effected in the open market in accordance with Rule 144 under the Securities Act of 1933, as amended. The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock sold at each separate price within the price ranges set forth on the table below.

Transaction Date	Reporting Person Effecting Transaction	Buy/Sell	Quantity	Weighted Average Price ($)	Price Range ($)
5/20/2020	Featherman H Company LP	Sell	139,320	54.0866	54.00 – 54.30
5/21/2020	Featherman H Company LP	Sell	118,987	53.4711	53.00 – 53.99
5/21/2020	Featherman H Company LP	Sell	13,574	54.1876	54.01 – 54.55